EXHIBIT 12.1

Ratios of Earnings to Fixed Charges

($ in thousands)						Nine months ended
	2000	2001	2002	2003	2004	September 30, 2005	September 30, 2004
Net income (loss) from continuing operations	($61,803)	($467,475)	($15,233)	($4,979)	$3,108	$6,307	$1,705
Add fixed charges:
Interest expense	—	—	—	—	1,404	2,165	676
Debt cost amortization	—	—	—	—	313	469	154
Portion of rents representative of the interest factor	312	371	313	381	441	386	554

Total fixed charges (1)	$312	$371	$313	$381	$2,158	$3,020	$1,384
Adjusted earnings (2)	(61,491)	(467,104)	(14,920)	(4,598)	5,266	9,327	3,089
Ratio (2 divided by 1)	—	—	—	—	2.4	3.1	2.2

Fixed charges deficiency	$61,803	$467,475	$15,233	$4,979	$—	$—	$—